Exhibit 99.13

Selina Hospitality PLC

27 Old Gloucester Street

London WC1N 3AX

United Kingdom

26 June 2023

Kibbutz Holding S.a.r.l

5 rue Guillaume J Kroll

I-1882 Luxembourg

Luxembourg

Attention: David Galan

FEE LETTER

This letter (the “Letter”) sets out the basis upon which Selina Hospitality PLC (the “Company”) has agreed to pay a fee to Kibbutz Holding S.a.r.l. (“Kibbutz”) in relation to the Transaction (as defined below).

1. DEFINITIONS AND INTERPRETATION

In this Letter, the following terms shall have the following meanings:

“Convertible Subscription Agreement” means each of the initial and first subsequent subscription agreements concerning the subscription for convertible notes to be entered into on, about or after the date hereof between and among the Company (as issuer) and Osprey (as subscriber);

“Guarantee” means the guarantee to be provided by Kibbutz to Osprey in respect of each Convertible Subscription Agreement; and

“Osprey” means Osprey Investments Limited.

2. FEE

In consideration of Kibbutz providing each Guarantee, the Company agrees to pay to Kibbutz a fee, to be satisfied through the issue to Kibbutz of up to 1,750,000 warrants to subscribe for 1,750,000 new ordinary shares of $0.005064 each in the capital of the Company at a subscription price of $1.50 per share, such shares to be issued pursuant to a private warrant agreement to be entered into between, among others, the Company on the date hereof, and otherwise on the terms and conditions set out in the form of Warrant Certificate annexed to this Letter (the “Warrant Certificate”) (the “Warrants”).

Subject to and conditional upon completion of the subscription and funding of the subscription amount for ordinary shares of the Company under each Convertible Subscription Agreement, the Company will issue 1,750,000 of the Warrants to Kibbutz and execute and deliver the Warrant Certificate to Kibbutz no later than three (3) business days after the completion of such transaction and execution of the Guarantees by Kibbutz in respect of such transaction.

3. MISCELLANEOUS PROVISIONS

This Letter may not be amended except by all parties to this Letter in writing. This Letter constitutes the entire agreement and supersedes all prior agreements (both written and oral) between the parties to this Letter with respect to the subject matter of this Letter. This Letter may be executed in counterparts, each of which will be deemed an original and all of which, taken together, will constitute one instrument. The invalidity, illegality or unenforceability of a provision of this Letter does not affect or impair the continuation in force of the remainder of such provision or the remainder of this Letter.

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This Letter shall be binding upon, and enure to the benefit of, each party to this Letter and its or any subsequent successors and assigns. A party to this Letter may not assign or transfer, or purport to assign or transfer, a right or obligation under this Letter, except with the prior written consent of the other party to this Letter.

4. LAW AND JURISDICTION

This Letter and the relationship among the parties to it (and any non-contractual obligation, dispute, controversy or claim of whatever nature arising out of or in any way relating to this Letter or its formation) shall be governed by and construed in accordance with English law. The parties irrevocably agree that the English courts will have exclusive jurisdiction in relation to this Letter and the parties hereby submit to the jurisdiction of such courts.

If you are in agreement with the terms as set forth in this Letter, please sign and return the enclosed copy of this Letter.

Yours faithfully,

Duly authorised for and on behalf of Selina Hospitality PLC

Signature:	/s/ RAFAEL MUSERI

Name:	Rafael Museri

Agreed and accepted by:

For and on behalf of Kibbutz Holding S.a.r.l

Signature:	/s/ DAVID GALAN

Name:	David Galan

Date:	26 June 2023

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ANNEX

FORM OF WARRANT CERTIFICATE

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